Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 22- 2011

August 26 2011
FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES VICE PRESIDENT, CORPORATE DEVELOPMENT RESIGNATION

The Company announces that Mr. Roger Walsh, Vice-President, Corporate Development, has resigned from the Company to pursue other opportunities.

“The Company wishes to thank Mr. Walsh for his contribution to Aurizon over the past three years and wish him well in his future endeavours.” said Mr. George Paspalas, President and Chief Executive Officer.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

Aurizon Mines Ltd.	Renmark Financial Communications Inc.
President & CEO: George Paspalas – 604-687-6600	1050 – 3400 De Maisonneuve Blvd West
Executive VP & CFO: Ian S. Walton – 604-687-6600	Montreal, QC H3Z 3B8
Investor Relations: jennifer.north@aurizon.com Telephone: 604-687-6600 Toll Free: 1-800-411-GOLD (4653) Email: info@aurizon.com Website: www.aurizon.com	Barry Mire: bmire@renmarkfinancial.com Matthew Planche: mplanche@renmarkfinancial.com Media: Guy Hurd: ghurd@renmarkfinancial.com Telephone: 514-939-3989 Fax:514-939-3717